================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   -----------

                               (AMENDMENT NO. __)*


                     TELESYSTEM INTERNATIONAL WIRELESS INC.
--------------------------------------------------------------------------------
                                (NAME OF ISSUER)


                                  COMMON SHARES
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    879946101
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               SEPTEMBER 14, 2004
--------------------------------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

 [ ] RULE 13D-1(B)
 [X] RULE 13D-1(C)
 [ ] RULE 13D-1(D)
                                   ----------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on Following Pages
                                Page 1 of 7 Pages

================================================================================

-------------------------------------------                                                  --------------------------------------
CUSIP NO.     879946101                                       13G                                           PAGE 2 OF 7
-------------------------------------------                                                  --------------------------------------
------------- ---------------------------------------------------------------------------------------------------------------------
  1           NAMES OF REPORTING PERSONS:                         ROMGSM HOLDINGS LIMITED

              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): None
------------- ---------------------------------------------------------------------------------------------------------------------
  2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                            (A) [_]
                                                                                                                           (B) [X]
------------- ---------------------------------------------------------------------------------------------------------------------
  3           SEC USE ONLY
------------- ---------------------------------------------------------------------------------------------------------------------
  4           CITIZENSHIP OR PLACE OF ORGANIZATION:               Jersey, Channel Islands
------------- ---------------------------------------------------------------------------------------------------------------------
  NUMBER OF            5    SOLE VOTING POWER:                                   26,230,433
   SHARES
                     ------ -------------------------------------------------------------------------------------------------------
BENEFICIALLY           6    SHARED VOTING POWER:                                 0
  OWNED BY
                     ------ -------------------------------------------------------------------------------------------------------
    EACH               7    SOLE DISPOSITIVE POWER:                              26,230,433
  REPORTING
                     ------ -------------------------------------------------------------------------------------------------------
 PERSON WITH           8    SHARED DISPOSITIVE POWER:                            0

------------- ---------------------------------------------------------------------------------------------------------------------
  9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:      26,230,433
------------- ---------------------------------------------------------------------------------------------------------------------
  10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:                                         [ ]
------------- ---------------------------------------------------------------------------------------------------------------------
  11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                 15.6%
------------- ---------------------------------------------------------------------------------------------------------------------
  12          TYPE OF REPORTING PERSON:                                          CO
------------- ---------------------------------------------------------------------------------------------------------------------


----------------------------------------               -------------------------
CUSIP NO.     879946101                       13G                PAGE 3 OF 7
----------------------------------------               -------------------------


ITEM 1(A).    NAME OF ISSUER:

              Telesystem International Wireless Inc.,
              a Canadian corporation (the "COMPANY")


ITEM 1(B).    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

              1250 Rene Levesque West
              38th Floor
              Montreal, Quebec H3B 4W8
              Canada


ITEM 2(A).    NAME OF PERSON FILING:

              ROMGSM Holdings Limited, a company organized under the laws of Jersey ("ROMGSM")

ITEM 2(B).    ADDRESS OF PRINCIPAL BUSINESS OFFICE OR IF NONE, RESIDENCE:

              22 Grenville Street
              St Helier, Jersey JE4 8PX
              Channel Islands

ITEM 2(C).    CITIZENSHIP OR PLACE OF ORGANIZATION:

              Jersey, Channel Islands

ITEM 2(D).    TITLE OF CLASS OF SECURITIES:

              This statement relates to common shares, without par value (the "COMMON SHARES"), of the Company.

ITEM 2(E).    CUSIP NUMBER:

              879946101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

              Not applicable

              (a)  [ ]   Broker or dealer registered under Section 15 of
                         the Exchange Act;

              (b)  [ ]   Bank as defined in Section 3(a)(6) of the
                         Exchange Act;

              (c)  [ ]   Insurance company as defined in Section 3(a)(19)
                         of the Exchange Act;

              (d)  [ ]   Investment company registered under Section 8 of
                         the Investment Company Act;

----------------------------------------               -------------------------
CUSIP NO.     879946101                       13G                PAGE 4 OF 7
----------------------------------------               -------------------------


              (e)  [ ]   An investment adviser in accordance with Rule
                         13d-1(b)(1)(ii)(E);

              (f)  [ ]   An Employee benefit plan or endowment fund in
                         accordance with Rule 13d-1(b)(1)(ii)(F);

              (g)  [ ]   A Parent holding company or control person in
                         accordance with Rule 13d-1(b)(1)(ii)(G);

              (h)  [ ]   A Savings association as defined in Section 3(b)
                         of the Federal Deposit Insurance Act;

              (i)  [ ]   A Church plan that is excluded from the
                         definition of an investment company under
                         Section 3(c)(14) of the Investment Company Act;

              (j)  [ ]   Group, in accordance with Rule
                         13d-1(b)(1)(ii)(J).

ITEM 4.       OWNERSHIP.

              The responses of the Reporting Person to rows (5) through (11) of the cover page of this Schedule 13G are incorporated herein by reference.

ITEM 5.       OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

              If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [__].

              Not applicable.

ITEM 6.       OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

              See "Certain Additional Information" below.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

              Not applicable.

ITEM 8.       IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

              Not applicable.

ITEM 9.       NOTICE OF DISSOLUTION OF GROUP.

              Not applicable.

----------------------------------------               -------------------------
CUSIP NO.     879946101                       13G                PAGE 5 OF 7
----------------------------------------               -------------------------


CERTAIN ADDITIONAL INFORMATION
------------------------------

On July 23, 2004, the Company entered into a Share Transfer Agreement (the "AGREEMENT") with Deraso Holdings Limited ("DERASO"), Devaynes Holdings Limited ("DEVAYNES"), Upson Enterprises Limited ("UPSON"), Emporiki Venture Capital Emerging Markets Limited (together with Deraos, Devaynes and Upson, the "Sellers"), ROMGSM, Kurisa Holdings N.V. ("KURISA"), the shareholders of ROMGSM set forth therein (the "ROMGSM SHAREHOLDERS"), MobiFon Holdings B.V. ("MOBIFON HOLDINGS"), Bruno Ducharme, Andre Gauthier and Margriet Zwarts (together with Bruno Ducharme and Andre Gauthier, the "INDIVIDUAL PURCHASERS").

Pursuant to the Agreement, on September 14, 2004, the Sellers transferred all of their common shares (the "MOBIFON SHARES") of MobiFon S.A. to MobiFon Holdings, a subsidiary of the Company, except for three shares which were transferred, one each, to the Individual Purchasers. In exchange, the Company issued 28,358,499 of its Common Shares to the Sellers and paid the Sellers $36.6 million in cash.

Deraso, through Kurisa, is wholly-owned by ROMGSM. As consideration for Deraso transferring its 23,295,234 MobiFon Shares to MobiFon Holdings, the Company paid $35.6 million to Deraso and, at the instruction of Deraso, issued 26,230,433 Common Shares otherwise issuable to Deraso directly to ROMGSM.

ROMGSM has caused Deraso to sell its MobiFon Shares in exchange for the Common Shares for investment purposes.

The Agreement prohibits the ROMGSM Shareholders and ROMGSM (other than a distribution by ROMGSM of the Common Shares to the ROMGSM Shareholders), from transferring or otherwise dealing in any of the Common Shares acquired under the Agreement, other than pursuant to their right to piggy-back on certain registered offerings, for a period (the "LOCK-UP PERIOD") of: (a) regarding 50% of the Common Shares acquired under the Agreement, 12 months from the issuance of the Common Shares by the Company pursuant to the Agreement (the "COMPLETION Date"), (b) regarding 16.7% of the Common Shares acquired under the Agreement, nine months from the Completion Date, (c) regarding 16.7% of the Common Shares acquired under the Agreement, six months from the Completion Date and (d) regarding 16.7% of the Common Shares acquired under the Agreement, three months from the Completion Date. The distribution of the Common Shares by ROMGSM to the ROMGSM Shareholders is allowed prior to the termination of the Lock-up Period by the Agreement.

Subject to compliance with the Lock-up Period, ROMGSM may, from time to time, sell Common Shares and distribute the proceeds of such Common Shares or dividends received on the Common Shares to the ROMGSM Shareholders. In addition, ROMGSM may distribute the Common Shares to the ROMGSM Shareholders.

----------------------------------------               -------------------------
CUSIP NO.     879946101                       13G                PAGE 6 OF 7
----------------------------------------               -------------------------


ITEM 10.      CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------------------------------------               -------------------------
CUSIP NO.     879946101                       13G                PAGE 7 OF 7
----------------------------------------               -------------------------


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: September 23, 2004


                                       By: /s/ Sarah Rayson
                                           ----------------------------------
                                           Name: Sarah Rayson
                                           Title: Director